# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA TECHNOLOGIES, INC., CIK 0001784570
CUSIP: 086921103
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, Vermont (VT), 05403
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001071287

## Reporting persons
- Charles A. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 111,670; shared voting power 16,410,463; sole dispositive power 111,670; shared dispositive power 16,410,463; aggregate amount beneficially owned 16,522,133 (7.3% of the class)
  Comment: The percent of class reflected in Row 9 is based upon an aggregate of 225,439,576 shares of Class A common stock outstanding as of August 6, 2026 as indicated in the Issuer's Quarterly Report on Form 10-Q filed August 12, 2026.
  
  On June 15, 2026, Ellipse Holdings LLC distributed an aggregate of 1,235,982 shares of Class A common stock of the Issuer to certain of its members, without consideration, in accordance with their respective interests in Ellipse Holdings LLC, which distribution excluded Mr. Davis. Accordingly, the shares beneficially owned by Mr. Davis through Ellipse Holdings LLC (directly or indirectly through his voting and investment discretion) were reduced by the number of shares distributed.

## Item 1. Issuer
Name of issuer: BETA TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, VT, USA, 05403

## Item 2. Person Filing
Name of person filing: CHARLES A. DAVIS
Address of principal business office or, if none, residence: 20 HORSENECK LANE, 2ND FLOOR, GREENWICH, CT 06830
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Consists of shares of Class A common stock ("Shares") held as follows: (i) 111,670 Shares issuable pursuant to outstanding stock options held by the Reporting Person that are exercisable within 60 days of June 30, 2026 and (ii) 16,410,463 Shares directly held by Ellipse Holdings LLC. The Reporting Person is the President and CEO of Ellipse Holdings LLC and, therefore, may be deemed to directly or indirectly exercise voting and investment discretion over securities held by the foregoing entity, but the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.

On June 15, 2026, Ellipse Holdings LLC distributed an aggregate of 1,235,982 Shares to certain of its members, without consideration, in accordance with their respective interests in Ellipse Holdings LLC, which distribution excluded Mr. Davis. Accordingly, the Shares beneficially owned by Mr. Davis through Ellipse Holdings LLC (directly or indirectly through his voting and investment discretion) were reduced by the number of Shares distributed.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Charles A. Davis: /s/ Charles A. Davis, Charles A. Davis (08/14/2026)